NETTRON.COM, INC.
(the "Company")
NOTICE OF CHANGE OF AUDITOR
PURSUANT TO NATIONAL POLICY 31

BDO Dunwoody LLP, Chartered Accountants, was asked by the Company to resign as its auditors, effective August 12, 2003, and has agreed to do so. The Company has appointed Charlton & Company, Chartered Accountants, as auditors for the Company until the next Annual General Meeting.

There have been no reportable disagreements with BDO Dunwoody LLP and there have been no adverse, qualified or denied audit opinions contained in the auditors’ reports on the Company’s annual financial statements for the preceding two fiscal years. There have been no similar reservations contained in any auditors’ report or comments on interim financial information for any subsequent period preceding the date of this notice.

The proposal to change the Company's auditor has been considered and approved by the Board of Directors of the Company.

DATED at Vancouver, British Columbia, this 12th day of August, 2003.

BY ORDER OF THE BOARD
NETTRON.COM, INC.

“Douglas E. Ford”
Douglas E. Ford, Director

#208 – 828 HARBOURSIDE DRIVE, NORTH VANCOUVER, BC V7P 3R9 • INFO@NETTRON.COM • 1-888-602-2453